Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

March 12, 2015

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Notice of Disclosure Filed in Annual Report on Form 20-F Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Lloyds Banking Group plc has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission on March 12, 2015.

Respectfully submitted,

LLOYDS BANKING GROUP PLC

By: /s/ George Culmer

Name: George Culmer

Title: Chief Financial Officer